SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

06041228

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2005

SHELL PAY DEFERRAL INVESTMENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PAY DEFERRAL INVESTMENT FUND

Index to Financial Statements and Exhibit

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PAY DEFERRAL INVESTMENT FUND

By: [signature]
Pervis Thomas, Jr.
Plan Administrator

Date: June 29, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Shell Pay Deferral Investment Fund

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Shell Pay Deferral Investment Fund (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2005 and 2004 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analytics and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 29, 2006

SHELL PAY DEFERRAL INVESTMENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2005	2004
Investments at fair value:		
Net Investment in Shell Savings Group Trust	$ 2,493,870,819	$ 2,376,831,316
Participant loans	54,953,021	59,410,681
Net assets available for benefits	2,548,823,840	2,436,241,997

The accompanying notes are an integral part of this statement.

SHELL PAY DEFERRAL INVESTMENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005	2004
Additions to net assets attributed to:		
Investment income in Shell Savings Group Trust:		
Dividends and interest	$ 80,902,292	$ 46,685,088
Net appreciation	104,007,853	154,718,738
Other income	7,476,402	
	192,386,547	201,403,826
Participant contributions	142,411,042	131,539,150
Rollover contributions	151,890	-
	142,562,932	131,539,150
Total	334,949,479	332,942,976
Deductions from net assets attributed to:		
Participant distributions & withdrawals	221,266,323	211,361,123
Administrative expenses	1,101,313	1,252,145
Total	222,367,636	212,613,268
Net increase	112,581,843	120,329,708
Transfers from external plans	-	112,920,912
Net assets available for benefits:		
Beginning of year	2,436,241,997	2,202,991,377
End of year	$ 2,548,823,840	$ 2,436,241,997

The accompanying notes are an integral part of this statement.

SHELL PAY DEFERRAL INVESTMENT FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General

The Shell Pay Deferral Investment Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Plan Instrument), which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust). On July 23, 2004, there was a plan-to-plan transfer of $4,339 from the Equistaff Advantage Plan into the Plan. Effective December 23, 2004, the Pennzoil-Quaker State Company Savings and Investment Plan transferred certain participants with assets of $63,908,525 into the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees transferred certain participants with assets of $36,313 into the Plan. Effective December 29, 2004, the Shell Trading Savings Plan net assets of $48,971,735 were merged into the Plan.

Eligibility

Effective January 1, 2002, employees of Shell Oil Company (Shell) and certain affiliated companies (Participating Companies) may immediately elect to defer up to 25 percent of their eligible compensation on a pre-tax basis, subject to IRS limitations, for contribution to the Plan. An employee may qualify for additional "catch-up" contributions. Hardship withdrawals may be obtained subject to certain conditions. Employees will be suspended from making new contributions to the Plan for a period of six months following a hardship withdrawal.

Participants' contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Plan Instrument and investment manager agreements. Investments in the Plan are valued daily.

Vesting

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Hardship withdrawals may be obtained subject to certain limitations. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof.

Participant Accounts

A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a member's account, is available for certain qualified Plan distributions.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans ranged from 4.75 to 6.75 percent during 2005 and 4.00 to 4.75 percent during 2004.

Administration of Plan Assets

Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $41,183 and $22,000 as of December 31, 2005 and 2004, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Participating Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Participating Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

On July 20, 2005, Royal Dutch Shell plc became the parent company of Royal Dutch Petroleum Company ("Royal Dutch") and the "Shell" Transport and Trading Company plc ("Shell Transport") and, through Royal Dutch and Shell Transport, of the companies which comprise the Shell Group (including Shell Oil Company). As a result, for each Royal Dutch ordinary share held in the Royal Dutch Stock Fund on July 20, 2005, the Plan through the Shell Savings Group Trust received into the Royal Dutch Shell Stock Fund one Royal Dutch Shell Class A American depositary receipt (which represents two Royal Dutch Shell Class A ordinary shares).

The trustee as defined by the Plan are employees of a consolidated subisidary Royal Dutch Shell plc, and therefore, qualify as party-in-interest. In addition, the Plan invests in Royal Dutch Shell stock, which qualifies as a party-in-interest transaction.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following basis:

> Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end
>
> Participant loans are valued at cost which approximates fair value
>
> All other investments are stated at market value based on quoted prices
>
> The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Certain prior period amounts in the financial statements and notes thereto have been reclassified to conform to current year presentation

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 30.33 percent at December 31, 2005 and approximately 29.16 percent at December 31, 2004. The Shell Provident Fund has an interest in the Group Trust of approximately 69.67 at December 31, 2005 and approximately 70.84 percent at December 31, 2004.

The following tables represent the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Group Trust as of and for each of the years then ended December 31, 2005 and 2004, respectively. Additional information on these schedules is presented in Supplemental Schedules 2 and 3.

	December 31,	
	2005	2004
Short-term investments	$ 1,938,624,496	$ 2,201,201,108
Common stock	1,312,110,084	1,284,405,511
Commingled funds	1,468,056,929	1,592,634,270
Registered investment company shares	3,493,071,567	3,148,357,085
Participant loans	122,004,271	124,491,529
Total investments	8,333,867,347	8,351,089,503

	Year ending December 31,	
	2005	2004
Additions to net assets attributed to:		
Investment income		
Dividends and interest	$ 282,539,229	$ 180,959,720
Net appreciation in common stock	103,775,026	114,364,487
Net appreciation in commingled funds	71,176,653	157,792,384
Net appreciation in registered Investment company shares	163,570,641	230,586,328
Other income	69,280,647	-
Total investments	690,342,196	683,702,919

The following table presents investments representing 5% or more of the total Group Trust net assets at December 31, 2005 or December 31, 2004:

	December 31,	
	2005	2004
	(In millions)	
Thrift Fund	$ 1,898	$ 2,171
U.S. Equity Index Fund	1,212	1,362
Royal Dutch Shell Stock Fund	1,352	1,317

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2005 and 2004, the Group Trust had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES:

The Plan, through the Group Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Sections 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a), 401(k), and 501(a) of the Code.

NOTE 7 - OTHER:

In connection with the hydrocarbon reserves recategorisation, a number of class actions were filed on behalf of participants in the Plan alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. On August 22, 2005, the Court approved a settlement agreement reached between the parties. The settlement agreement requires defendants to pay $90 million to resolve the claims that have been made or that could have been made in this class action lawsuit. In addition to the settlement amount, defendants will also pay up to $1 million to the court-appointed class counsel for their out-of pocket expenses and will pay the costs incurred in providing notice of the settlement to class members. The corporate defendants will also require Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be fiduciaries under ERISA. An independent fiduciary, hired by the Trustees' of the Shell Provident Fund, the Shell Pay Deferral Investment Fund, and the Shell Trading Savings Plan to consider the fairness of the settlement to plan participants and beneficiaries, successfully argued that attorneys' fees payable to plaintiffs' counsel should be reduced to $25 million from $33 million. As of December 31, 2005, the net settlement amount payable to the Shell Savings Group Trust is approximately $69 million and allocation of the net settlement amount has not been determined at the plan level or at the individual participant level. When final allocation determination has been made, the net settlement amount will be allocated between participants in the Shell Provident Fund and the Shell Pay Deferral Investment Fund in the manner and at the time set forth in the settlement documents. Therefore, based on management's best estimate, an allocation of the net settlement amount has been assessed for each plan based on percentage of investment in the Royal Dutch Stock Fund (currently Royal Dutch Shell Stock Fund) as of December 31, 2003, and a receivable has been recorded.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2005
SHELL PAY DEFERRAL INVESTMENT FUND

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value $
* Participant Loans	4.00% - 12.00%	54,953,021
		54,953,021

* Identified party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Short-term investments	$ 1,938,624,496	$ 2,201,201,108
Common stock	1,312,110,084	1,284,405,511
Commingled funds	1,468,056,929	1,592,634,270
Registered investment company shares	3,493,071,567	3,148,357,085
Participant loans	122,004,271	124,491,529
Total investments	8,333,867,347	8,351,089,503
Interest and other receivables	82,478,804	16,878,800
Total assets	8,416,346,151	8,367,968,303
Accounts payable	12,984,911	14,522,315
Total liabilities	12,984,911	14,522,315
Net assets available for benefits	$ 8,403,361,240	$ 8,353,445,988

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ending December 31, 2005	Year Ending December 31, 2004
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 282,539,229	$ 180,959,720
Net appreciation in common stock	103,775,026	114,364,487
Net appreciation in commingled funds	71,176,653	157,792,384
Net appreciation in registered investment company shares	163,570,641	230,586,328
Other income	69,280,647	-
	690,342,196	683,702,919
Contributions:		
Participant	165,456,278	160,318,086
Employer	144,035,264	145,325,171
Rollover	9,026,546	10,268,378
	318,518,088	315,911,635
Total	1,008,860,284	999,614,554
Deductions from net assets attributed to:		
Participant distributions & withdrawals	954,068,597	1,087,203,233
Administrative expenses	4,876,435	5,264,937
Total	958,945,032	1,092,468,170
Net increase(decrease)	49,915,252	(92,853,616)
Transfers from external plans	-	123,302,570
Net assets available for benefits:		
Beginning of year	8,353,445,988	8,322,997,034
End of year	$ 8,403,361,240	$ 8,353,445,988

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc of our report dated June 29, 2006 relating to the financial statements of the Shell Pay Deferral Investment Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 29, 2006